767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Marquee Raine Acquisition Corp.

65 East 55th Street, 24th Floor

New York, NY 10022

VIA EDGAR

August 23, 2021

Stacey Peikin

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Marquee Raine Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 26, 2021
File No. 333-256147

Dear Ms. Peikin:

On behalf of Marquee Raine Acquisition Corp. (the “Company”), please find a response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 5, 2021 (the “Comment Letter”) with regard to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-256147) filed by the Company on July 26, 2021 (the “Registration Statement”). The response is based on information provided to us by the Company. Amendment No. 3 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold is the comment contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below the Staff’s comment is the Company’s response to the comment.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 3”). Captions and page references herein correspond to those set forth in Amendment No. 3.

Ms. Peikin

August 23, 2021

Amendment No. 2 to Registration Statement on Form S-4 filed on July 26, 2021

Ownership of New Enjoy following Business Combination, page 8

1.

Please expand the disclosure here and elsewhere as applicable to include an interim redemption scenario and to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.

The Company respectfully advises the Staff that it has revised the disclosure on pages xvii and 9 of Amendment No. 3 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc: Crane H. Kenney, Co-Chief Executive Officer, Marquee Raine Acquisition Corp.